UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-14187

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RPM International Inc. Union 401(k) Trust and Plan, as amended

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RPM International Inc.

2628 Pearl Road.

P.O. Box 777. Medina. Ohio 44258

RPM INTERNATIONAL INC.

UNION 401(k) TRUST AND PLAN

FINANCIAL

STATEMENTS

DECEMBER 31,

2011 AND 2010

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RPM International Inc. Audit Committee

RPM International Inc. Union 401(k) Trust and Plan

Medina, Ohio

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the RPM International Inc. Union 401(k) Trust and Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note A, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the RPM International Inc. Union 401(k) Trust and Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, on the basis of accounting described in

Note A.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 18, 2012

1

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Statements of Net Assets Available for Benefits (Modified Cash Basis)

	December 31, 2011	December 31, 2010
ASSETS

Investments, at fair value	$4,586,119	$4,517,629

Receivables
Notes receivable from participants	440,912	454,050
Employer’s contribution	14,748	14,042
Participants’ contributions	21,706	22,169

	477,366	490,261

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(31,928)	(26,178)

NET ASSETS AVAILABLE FOR BENEFITS	$5,031,557	$4,981,712

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis)

For The Year Ended December 31, 2011

Additions To Net Assets Attributed To:

Contributions
Participants	$228,970
Employer	148,056	$377,026

Investment Income
Interest and dividends	45,970
Unrealized loss on investments	(35,114)
Realized gain on sale of investments	59,860	70,716
Interest on Notes Receivable from Participants		20,691

		468,433

Deductions from Net Assets Attributed To:

Benefits Paid to Participants	411,910
Administrative Expenses	6,678	418,588

Net increase		49,845

Net Assets Available for Benefits:
Beginning of Year		4,981,712

End of Year		$5,031,557

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A - Significant Accounting Policies

Basis of Accounting

The Plan’s policy is to prepare its financial statements on the modified cash basis of accounting. Contributions are recorded on the accrual basis, dividends are recorded on the ex-dividend date, and other revenues are recognized when received rather than when earned. Certain expenses and purchases of assets are recognized when cash is disbursed rather than when the obligation is incurred.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.

In accordance with Generally Accepted Accounting Principles (GAAP) and the modified cash basis of accounting, the Plan has adopted Financial Accounting Standards Board (FASB) provisions for the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. FASB guidance requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by GAAP and modified cash basis of accounting, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment in the common/collective trusts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participant Accounts

Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Contributions

Contributions are recorded on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A - Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2010 financial statements presentation to correspond to the current year’s format. Total net assets are unchanged due to these reclassifications.

Recent Accounting Pronouncements

In January 2010, the FASB issued additional guidance related to fair value measurements and the related disclosure requirement. The guidance requires plans to disclose investments that transfer in and out of Level 1 and Level 2 and the reasons for those transfers (effective in fiscal 2011). Additionally, in the reconciliation of changes in the fair value of investments using significant unobservable inputs (Level 3), plans should present separately information about purchases, sales, issuances and settlements (effective in fiscal 2012). The adoption of this guidance is not expected to have a material impact to the Plan’s financial statements.

NOTE B - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, adopted on February 1, 1997, is a defined contribution savings plan covering certain union employees at several wholly-owned domestic subsidiaries of RPM International Inc. (the Company). The plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

Full-time employees are eligible to participate in the Plan provided they have worked for the Company for a period of 6 months. Part-time employees are eligible to participate provided they have worked for the Company for a period of 12 months and have met certain hour requirements. The Plan was amended for those full-time employees hired on or after June 1, 2011, to be eligible to participate in the plan after 3 months of continuous work.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE B - Description of the Plan (continued)

Contributions

Participants may contribute up to 50% of pretax annual compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment funds as investment options for participants. The Company matches, depending upon the collective bargaining agreement of each participating union, up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same manner in which the participants invest their own contributions. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Vesting is immediate for contributions, both for employee and employer, and earnings thereon.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 10.25%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Expenses

During 2011, certain administrative expenses and fees incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements

The Plan follows the provisions of Fair Value Measurements and Disclosures which defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements. Fair Value Measurements and Disclosures does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

Fair Value Measurements and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual term), the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds: Valued at the net asset value of shares held by the Plan at year-end.

RPM Stock Fund: Valued at net asset value of units held by the Plan at year-end.

Common/Collective Trusts: Valued at net asset value of units held by the Plan at year-end after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

The methods described on the previous page may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Mutual Funds
Balanced Funds	$436,565	$—	$—	$436,565
Index Funds	373,693	—	—	373,693
Growth Funds	1,047,047	—	—	1,047,047
Fixed Income Funds	—	603,914	—	603,914
International Funds	122,498	—	—	122,498
Other Funds (Target & Cash)	521,264	—	—	521,264

Total Mutual Funds	2,501,067	603,914	—	3,104,981
Common Collective Trusts
Stable Value Fund	—	1,278,676	—	1,278,676
RPM Common Stock Fund	—	202,462	—	202,462

Total Assets at Fair Value	$2,501,067	$2,085,052	$—	$4,586,119

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual Funds
Balanced Funds	$425,558	$—	$—	$425,558
Growth Funds	1,061,942	—	—	1,061,942
Fixed Income Funds	—	548,962	—	548,962
International Funds	150,420	—	—	150,420
Other Funds (Target & Cash)	515,149	—	—	515,149

Total Mutual Funds	2,153,069	548,962	—	2,702,031
Common Collective Trusts
Stable Value Fund	—	1,218,463	—	1,218,463
Enhanced Stock Market Fund	—	421,746	—	421,746

Total Common Collective Trusts	—	1,640,209	—	1,640,209
RPM Common Stock Fund	—	175,389	—	175,389

Total Assets at Fair Value	$2,153,069	$2,364,560	$—	$4,517,629

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE D - Investments

The following presents investments at December 31, 2011 and 2010 that represent 5% or more of the Plan’s net assets:

	2011	2010
Wells Fargo Stable Return Fund	$1,278,676	$1,218,463
PIMCO Total Return Fund	513,030	498,634
Janus Balanced Fund	436,565	425,558
Wells Fargo Enhanced Stock Market Fund	N/A	421,746
Vanguard 500 Index Fund	373,693	N/A
American Funds Growth Fund of America	271,124	319,904
Fidelity Contrafund	265,196	261,421
Fidelity Advisor MidCap Fund	N/A	257,611

During 2011, the Wells Fargo Enhanced Stock Market Fund was replaced by the Vanguard 500 Index Fund. Additionally the Fidelity Advisor MidCap Fund was replaced by the ING MidCap Opportunities Fund. Investments in that fund were less than 5% at year end.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $24,746.

Registered investment companies and company stock fund	$(40,941)
Common/collective Trust	65,687

Total	$24,746

NOTE E - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

NOTE F - Income Tax Status

The Plan obtained its latest determination letter on October 14, 2010, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE F - Income Tax Status (continued)

Accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE G - Related Party Transactions

The Wells Fargo Stable Return Fund is a common trust fund managed by Wells Fargo Bank N.A. Wells Fargo Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee amounted to $6,678 for the year ended December 31, 2011.

In addition, at December 31, 2011, the Plan held shares of RPM International Inc., Union Stock valued at $202,462. At December 31, 2010, the Plan held shares of RPM International Inc., Union Stock valued at $175,389. Transactions involving this investment are allowable party-in-interest transactions under ERISA.

NOTE H - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE I - Reconciliation to Form 5500

As discussed in the valuation of investments section of Note A, the financial statements report the value of the Plan’s stable value fund investment at contract value whereas the Form 5500 reports at fair value.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$5,031,557	$4,981,712
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	31,928	26,178

Net assets per the Form 5500	$5,063,485	$5,007,890

The following is a reconciliation of income and appreciation per the financial statements to the Form 5500 for the year ended December 31, 2011:

Investment income and interest on notes receivable per the financial statements	$91,407
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,750

Investment income per the Form 5500	$97,157

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

EIN #02-0642224

PLAN NUMBER 007

SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value at December 31, 2011
*	Wells Fargo Stable Value Fund	Common/collective trusts	$1,278,676
	Fidelity Contrafund	Registered investment company	265,196
	Growth Fund of America	Registered investment company	271,124
	Neuberger & Berman Genesis Fund	Registered investment company	123,894
	ING Midcap Opportunities	Registered investment company	222,990
	American Washington Mutual Investors Fund	Registered investment company	123,413
	American Europacific Growth Fund	Registered investment company	68,620
	Dodge & Cox International Stock Fund	Registered investment company	53,878
	Janus Balanced Fund	Registered investment company	436,565
	PIMCO Total Return	Registered investment company	513,030
	Fidelity Advisor Government Investment Fund	Registered investment company	90,884
*	RPM International Inc. Union Stock Fund	Company stock	202,462
	Vanguard Instl Index Fund	Registered investment company	373,693
	Vanguard Small Cap Index SIG	Registered investment company	40,430
	Vanguard Target Retirement 2010 Fund	Registered investment company	221,287
	Vanguard Target Retirement 2015 Fund	Registered investment company	75,787
	Vanguard Target Retirement 2020 Fund	Registered investment company	32,692
	Vanguard Target Retirement 2025 Fund	Registered investment company	14,507
	Vanguard Target Retirement 2030 Fund	Registered investment company	104,294
	Vanguard Target Retirement 2040 Fund	Registered investment company	72,639
	Cash		58

	Total Investments		$4,586,119

*	Notes receivable from participants	Loans (4.25% to 10.25%)	$440,912

*	Denotes an allowable party in interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

By:	RPM International Inc. (Plan Administrator)

/s/ Janeen Kastner
Janeen Kastner, Vice President - Corporate
Benefits & Risk Management

Date: June 25, 2012

EXHIBIT INDEX

23.1	Consent of SS&G Financial Services, Inc.